AMERICAN BONANZA GOLD CORP.

Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, “Continuous Disclosure Obligations”, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Corporation have been prepared by management and approved by the Audit Committee and the Board of Directors of the Corporation.

The Corporation’s independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

AMERICAN BONANZA GOLD CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(In Canadian Dollars)

(Unaudited – Prepared by Management)	June 30,	December 31,
	2013	2012
	$	$

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	319,323	1,384,014
Restricted cash (note 4)	858,269	-
Trade and other receivables (note 5)	878,978	581,802
Prepaid expenses	219,776	126,974
Inventory (note 6)	966,866	1,689,192
Other assets	4,856	8,581
	3,248,068	3,790,563

NON-CURRENT ASSETS:
Mineral properties, plant and equipment (note 7)	80,076,460	70,291,285
Reclamation bond (note 4)	21,222	20,074
	80,097,682	70,311,359

TOTAL ASSETS	83,345,750	74,101,922

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable and accrued liabilities	4,816,316	4,933,564
Derivative and gold loan instruments (note 8)	6,932,832	6,168,473
Short term loan (note 9)	5,504,069	1,884,530
	17,253,217	12,986,567

NON-CURRENT LIABILITIES:
Derivative and gold loan instruments (note 8)	963,866	-
Reclamation and site restoration	1,530,110	1,530,978
	19,747,193	14,517,545

SHAREHOLDERS’ EQUITY
Share capital	93,093,621	92,361,058
Other equity reserve	9,293,089	9,535,594
Accumulated other comprehensive income (loss)	2,810,742	(1,247,948)
Deficit	(41,598,895)	(41,064,327)
	63,598,557	59,584,377

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	83,345,750	74,101,922

NATURE OF OPERATIONS AND GOING CONCERN (note 1)
SUBSEQUENT EVENTS (note 15)

APPROVED ON AUGUST 12, 2013 ON BEHALF OF THE BOARD:

Signed: Brian Kirwin
Director

Signed: Robert T. McKnight
Director

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN BONANZA GOLD CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In Canadian Dollars)	Three Months		Six Months
(Unaudited – Prepared by Management)	Ended June 30,		Ended June 30,
	2013	2012	2013	2012
	$	$	$	$

EXPENSES (INCOME):
Finance costs (note 8c)	(242,348)	(122,380)	(565,919)	380,602
Management fees, consulting and salaries	180,648	223,594	413,177	384,238
Investor relations	99,646	121,855	161,190	200,243
Legal and accounting	88,159	44,874	122,589	49,191
Exploration	51,481	68,700	98,986	165,203
Office and administration	37,633	36,630	77,103	64,545
Business development	37,153	36,467	73,698	72,269
Insurance	7,098	12,686	14,626	28,979
Loss on investments and derivative asset	792	103,855	3,725	131,307
Foreign exchange loss	156,915	745	132,809	7,993
Amortization	-	627	2,584	1,339
Gain on mineral property disposal	-	-	-	(439,883)

LOSS FOR THE PERIOD	417,177	527,653	534,568	1,046,026

OTHER COMPREHENSIVE INCOME / (LOSS):
Unrealized loss on available-for-sale marketable securities, net of tax	-	(72,030)	-	(143,280)
Currency translation adjustments	2,618,318	1,257,991	4,058,690	155,766

TOTAL OTHER COMPREHENSIVE INCOME / (LOSS)	2,618,318	1,185,961	4,058,690	12,486

COMPREHENSIVE INCOME / (LOSS) FOR THE PERIOD	2,201,141	658,308	3,524,122	(1,033,540)

LOSS PER COMMON SHARE
Basic and diluted	0.00	0.00	0.00	0.01

WEIGHTED AVERAGE NUMBER OF SHARES	234,396,111	184,116,322	233,963,726	183,406,652

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN BONANZA GOLD CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(In Canadian Dollars)	Three Months		Six Months
(Unaudited – Prepared by Management)	Ended June 30,		Ended June 30,
	2013	2012	2013	2012
	$	$	$	$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the period	(417,177)	(527,653)	(534,568)	(1,046,026)
Items not affecting cash:
Loss on investments and derivative asset	792	103,855	3,725	131,307
Amortization	-	627	2,584	1,339
Accretion of reclamation and site restoration and other expense (note 8c)	6,153	6,138	12,423	16,110
Gain on derivative liability and gold loan instruments (note 8b)	(489,607)	(154,596)	(824,353)	(340,398)
Non-cash financing costs	-	-	-	344,080
Gain on sale of properties	-	-	-	(439,883)
Unrealized foreign exchange loss	156,915	745	132,809	7,993
	(742,924)	(570,884)	(1,207,380)	(1,325,478)
Changes in non-cash operating accounts:
Inventory	(188,558)	690,962	782,552	727,092
Amounts receivable	238,994	(170,264)	797,299	(1,009,395)
Prepaid expenses	(7,729)	66,443	(84,807)	231,820
Reclamation and site restoration	(46,059)	46,380	(97,810)	21,247
Accounts payable and accrued liabilities	(642,588)	(431,272)	(753,914)	(1,403,585)
Interest received	-	-	-	(3,650)
	(1,388,864)	(368,635)	(564,060)	(2,761,949)
INVESTING ACTIVITIES
Purchase of mineral properties, plant and equipment and capitalized production costs	(5,130,993)	(4,816,972)	(12,530,338)	(10,605,101)
Proceeds on commissioning sales	2,787,588	2,273,322	6,894,029	3,640,704
Sale of marketable securities	-	42,242	-	42,242
Expenditures on Copperstone royalty	(282,732)	(81,330)	(422,951)	(81,330)
	(2,626,137)	(2,582,738)	(6,059,260)	(7,003,485)

FINANCING ACTIVITIES
Issue of common shares, net of issue costs	(603)	77,625	450,692	712,875
Short term loan (note 9)	3,186,819	-	4,841,346	-
Promissory note (note 8)	1,004,743	4,621,627	1,004,743	10,616,827
Repayment of promissory note	-	(1,470,522)	-	(1,470,522)
Trust account for surety bond	-	-	(816,000)	-
	4,190,959	3,228,730	5,480,781	9,859,180

Effect of exchange rates on cash and cash equivalents	50,795	(17,446)	77,848	(33,459)

INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	226,753	259,911	(1,064,691)	60,287

CASH AND CASH EQUIVALENTS, beginning of the period	92,570	1,622,887	1,384,014	1,822,511

CASH AND CASH EQUIVALENTS, end of the period	319,323	1,882,798	319,323	1,882,798

Supplemental cash flow information (note 13)

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN BONANZA GOLD CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(In Canadian Dollars)
(Unaudited – Prepared by Management)
For the six months ended June 30, 2013 and 2012

				Accumulated
			Other	Other
	Share Capital		Equity	Comprehensive
	Shares	Amount	Reserve	Income (Loss)	Deficit	Total
		$	$	$	$	$
Balance, January 1, 2012	198,549,355	85,411,531	9,750,370	13,373	(37,870,950)	57,304,324
Exercise of warrants	1,982,500	712,875	-	-	-	712,875
Reclass warrants exercised	-	159,600	(159,600)	-	-	-
Other comprehensive income	-	-	-	12,486	-	12,486
Loss for the period	-	-	-	-	(1,046,026)	(1,046,026)

Balance, June 30, 2012	200,531,855	86,284,006	9,590,770	25,859	(38,916,976)	56,983,659

Balance, January 1, 2013	231,887,919	92,361,058	9,535,594	(1,247,948)	(41,064,327)	59,584,377
Exercise of options (note 10)	2,508,192	451,295	-	-	-	451,295
Reclass option exercised	-	281,871	(281,871)	-	-	-
Debt financing – warrants (note 8b)	-	-	39,366	-	-	39,366
Share issue costs	-	(603)	-	-	-	(603)
Other comprehensive income	-	-	-	4,058,690	-	4,058,690
Loss for the period	-	-	-	-	(534,568)	(534,568)

Balance, June 30, 2013	234,396,111	93,093,621	9,293,089	2,810,742	(41,598,895)	63,598,557

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at June 30, 2013 and December 31, 2012

1.	NATURE OF OPERATIONS AND GOING CONCERN

American Bonanza Gold Corp. (the “Corporation”) was incorporated in British Columbia on December 10, 2004. The Corporation is domiciled in Vancouver, Canada. The Corporation is a development stage mining company engaged in the identification, acquisition, exploration and development of precious metals properties located in the United States and Canada. The Corporation, with the exception of Copperstone property (note 7) has not yet determined whether its other exploration mineral properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties, obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production.

These financial statements have been prepared by management on a going-concern basis, which assumes the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities and commitments in the normal course of business. As at June 30, 2013, the Corporation had cash and cash equivalents of $319,323 and a working capital deficiency of $14,005,149.

The ability of the Corporation to continue as a going concern is dependent on its ability to achieve profitable operations. The Corporation is currently transitioning from commissioning stage to commercial production and will require additional financing to carry out its near-term operating plans, achieve the required profitability and to meet its obligations under its loan agreements (refer to note 15 – subsequent events). These conditions indicate the existence of a material uncertainty that cast significant doubt about the Corporation’s ability to continue as a going concern. The Corporation has, however, demonstrated its ability to raise funds when required, as evidenced by the successful closing of gold prepayment facilities, short term loans, private placements and convertible debentures in 2012 and 2013. The Corporation also has evidence of its ability to produce saleable gold concentrates with commissioning sales of $8,208,553 during the six months ended June 30, 2013. The Corporation has also committed to offer 7,819 ounces of future gold production for principal repayments under gold loans beginning September 2013 through August 2014 as described in note 8. Future levels of sales revenues must reach levels that exceed operating costs over a sustained period in order to demonstrate profitability. These required sales levels have not yet been achieved, although progress is being made towards this objective. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary should the going concern assumption become inappropriate.

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting using accounting policies consistent with IFRS issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in and should be read in conjunction with the Corporation’s December 31, 2012 consolidated financial statements.

The condensed consolidated interim financial statements are presented in Canadian dollars (“CAD”).

3.	RECENT ACCOUNTING PRONOUNCEMENTS

The IASB issued a number of new and revised accounting standards which are effective for annual periods beginning on or after January 1, 2013. These standards include the following:

•	IFRS 10 – Consolidated Financial Statements
•	IFRS 12 – Disclosure of Interests in Other Entities
•	IFRS 13 – Fair Value Measurement
•	IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at June 30, 2013 and December 31, 2012

3.	RECENT ACCOUNTING PRONOUNCEMENTS (continued)

The Corporation assessed the impact of the above standards and noted that there was no impact of IFRS 10, 12 and IFRIC 20 on the Corporation’s financial statements.

IFRS 13 – Fair Value Measurement (“IFRS 13”) defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. The Corporation has applied IFRS 13 on a prospective basis, commencing January 1, 2013.

Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”), effective for annual periods beginning on or after July 1, 2012, require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately.

In December 2011, the IASB amended IFRS 9, Financial Instruments, which is effective for periods beginning on or after January 1, 2015. These revised accounting standards has not yet been adopted by American Bonanza, and the Corporation has not yet completed the process of assessing the impact that it will have on its financial statements, or whether to early adopt any of the new requirements.

4.	RESTRICTED CASH

The Corporation was required to place a reclamation bond with the US Bureau of Land Management for $1,643,800 for the Copperstone project. During 2012, $1,618,468 (US$1,632,049) of the reclamation bond was recovered and replaced by a surety bond of an insurance company. Pursuant to the term of the surety bond, the Corporation provided a cash collateral of $858,269 (US$816,000) which will be held with the Bank of New York in the name of the Corporation.

The remaining $21,222 of the reclamation bond is still held by the US Bureau of Land Management relating to the Copperstone project as at June 30, 2013.

5.	TRADE AND OTHER RECEIVABLES

	June 30,	December 31,
	2013	2012
	$	$
Trade accounts receivable – concentrate sales	818,092	548,586
Goods and services and harmonized sales tax	9,918	31,095
Other receivables	50,968	2,121
	878,978	581,802

6.	INVENTORY

	June 30,	December 31,
	2013	2012
	$	$
Product inventory – ore and concentrate	638,036	1,402,659
Inventory supplies	328,830	286,533
	966,866	1,689,192

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at June 30, 2013 and December 31, 2012

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral	Property, Plant
	Properties	and Equipment	TOTAL
	$	$	$
Cost
December 31, 2012	54,797,759	16,808,608	71,606,367
Addition and recapitalized production costs	13,664,292	(436,497)	13,227,795
Recapitalized depreciation	544,667	-	544,667
Capitalized commissioning sales	(8,208,553)	-	(8,208,553)
Recapitalized interest on loans	748,590	-	748,590
Currency adjustment	3,133,977	958,418	4,092,395
June 30, 2013	64,680,732	17,330,529	82,011,261

Accumulated amortization
December 31, 2012	-	(1,315,082)	(1,315,082)
Depreciation	-	(547,251)	(547,251)
Currency adjustment	-	(72,468)	(72,468)
June 30, 2013	-	(1,934,801)	(1,934,801)

Net book value
December 31, 2012	54,797,759	15,493,526	70,291,285
June 30, 2013	64,680,732	15,395,728	80,076,460

Mineral Property – Copperstone

The Corporation is engaged in exploring and developing the Copperstone gold property in La Paz County, Arizona, United States. The Copperstone mine is currently in the commissioning stage and all sales and production costs are currently being capitalized to mineral interests.

The Corporation holds a 100% leasehold interest in the Copperstone Project. The landlord is Angie Patch Survivor’s Trust / Daniel L. Patch Credit Trust, “Patch Living” (formally known as The Patch Living Trust). Patch Living and the lease was for a 10 year term starting June 12, 1995 and was renewed for a further ten years on and from June 12, 2005. The lease is renewable for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1% production gross royalty with the royalty increasing to 6% if the price of gold is over $551 USD per ounce. The Corporation pays a minimum advance royalty per year of $30,000 USD.

During 2002, the Corporation entered into a mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. The Corporation is required to pay to the Mining Contractor $50,000 USD from initial proceeds from mineral extracted from the D-Zone of the Copperstone property and a Net Smelter royalty of 3% from the first 50,000 tonnes of mineralized material extracted from the D-Zone. As 50,000 tonnes from the D-Zone has been mined as of June 30, 2013, the Corporation has completed its commitment under this royalty.

As of June 30, 2013, $1,326,379 has been paid and accrued in relation to the above royalties.

All required property payments were made with respect to the Copperstone project as of June 30, 2013, and all claims are in good standing until August 2013.

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at June 30, 2013 and December 31, 2012

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (continued)

Exploration and Evaluation assets

Gold Bar

As of June 30, 2013 the Corporation has claim to only one exploration property, Gold Bar property located in Eureka, Nevada. The Corporation had written down the carrying value of the Gold Bar property to zero in previous years as no exploration activity has occurred on the properties in recent years.

8.	DERIVATIVE AND GOLD LOAN INSTRUMENTS

a) Promissory Note – $6,000,000 USD Facility

On February 14, 2012, the Corporation entered into a promissory note agreement with Resource Income Fund (“RIF”) with Auramet Trading LLC (“Auramet”) acting as the agent. RIF advanced to the Corporation $5,995,200, net of cash financing fees of $334,732 ($5,665,000 United States dollars (“USD”), net of cash financing fees of $335,000 USD). The facility was a forward contract structured to deliver 3,936 ounces of gold or equivalent cash over a 32 week term in the amount of 123 ounces per week starting on May 7, 2012 and ending on December 10, 2012. The facility had been repaid.

The promissory note agreement contains a requirement to grant 4,000 ounces of gold call options to Auramet on behalf of RIF that expired on April 15, 2013 at a strike price of $2,025 USD per ounce. The call options were treated as a current separate derivative liability. On initial recognition, the value of the call options were expensed to financing costs.

For the three and six months ended June 30, 2013, $2,000 and $nil gain on the derivative was recognized (June 30, 2012 - $92,044 and $277,846).

b) Promissory Note – $6,001,000 USD Facility

On June 14, 2012, the Corporation entered into a promissory note agreement with two lenders and was advanced $4,621,627, net of cash financing fees of $26,078 ($4,501,000 USD) for which the Corporation agreed to deliver 3,215 ounces of gold for delivery on June 1, 2015. The Corporation will pay an interest rate of 12% per annum, commencing on July 1, 2012.

On September 14, 2012, the Corporation amended the promissory note agreement with the lenders and included a third party lender to the agreement. The Corporation was advanced an additional $1,426,735 ($1,500,000 USD) by the additional party. The Corporation will pay an interest rate of 12% per annum, commencing on November 1, 2012. The amended promissory note has been restructured to be repaid commencing April 14, 2013 in eight equal principal monthly installments completing on November 14, 2013, through the delivery of 5,001 gold ounces or equivalent cash, at the option of the lender. In connection with the additional advance and the restructuring of the promissory note, the Corporation issued one common share purchase warrant for each $1.00 USD principal amount of the promissory note for a total of 6,001,000 warrants issued. Each warrant entitles the holder to purchase one common share of the Corporation at a price of $0.50 per share, exercisable for the period of two years from closing. The warrants were fair valued using the Black Scholes model and recorded in the other equity reserve account.

On April 1, 2013, the Corporation amended the promissory note agreement with and lenders and rolled the November 23, 2012 short term loan of US$1,600,000 into the gold loan and the lenders provided an additional US$1,000,000 to increase the total gold loan to US$8,601,000. The Corporation will pay an interest rate of 12% per annum, commencing on May 1, 2012. The amended promissory note has been restructured to be repaid commencing September 1, 2013 in twelve equal principal monthly installments completing on August 1, 2014, through the delivery of 7,819 gold ounces or equivalent cash, at the option of the lender. In connection with the additional advance and the restructuring of the promissory note, the Corporation issued one common share purchase warrant for each $1.00 USD principal amount of the additional

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at June 30, 2013 and December 31, 2012

8.	DERIVATIVE AND GOLD LOAN INSTRUMENTS (continued)

US$2,600,000 promissory note for a total of 2,600,000 warrants issued. Each warrant entitles the holder to purchase one common share of the Corporation at a price of $0.20 per share, exercisable for the period of two years from closing until May 7, 2015. The warrants were fair valued using the Black Scholes model and recorded in the other equity reserve account at a value of $39,366. The amendment was determined to be a debt extinguishment and a loss of $323,299 was recognized and included in the fair value change of the instrument.

For the three and six months ended June 30, 2013, the Corporation has paid and accrued $268,563 and $443,357 in interest in respect to the promissory note, which has been capitalized to mineral interests.

An embedded derivative exists in this contract because the promissory note agreement is denominated in USD. Although the gold price is set in USD, the functional currency of the Corporation is CAD. Accordingly, the foreign exchange effect requires that the promissory note be classified as a derivative liability as the Corporation will report a variable amount outstanding in CAD. The value of the liability changes with the gold price and the change in exchange rate.

The entire promissory note agreement was designated as a financial liability at fair value through profit and loss. The fair value measurements are categorized as level 2 of the fair value hierarchy.

The changes in fair value of the promissory note resulted in a gain for the three and six months ended June 30, 2013 of $489,607 and $824,353 (June 30, 2012 - $nil and $62,552).

	June 30,	December 31,
	2013	2012
	$	$
Call option derivative liability (note 8a)	-	2,000
Promissory notes - $6,001,000 USD facility (note 8b)	7,896,698	6,166,473
Total net derivative gold loan liabilities	7,896,698	6,168,473

Total net derivative gold loan liabilities – short term	6,932,832	6,168,473
Total net derivative gold loan liabilities – long term	963,866	-
Total net derivative gold loan liabilities	7,896,698	6,168,473

c)   Finance Costs

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	$	$	$	$
Financing costs and loss on derivative and change in value of gold loan instruments	(248,501)	(128,518)	(578,342)	364,492
Interest and accretion of asset retirement obligation	6,153	6,138	12,423	12,460
Other expense	-	-	-	3,650
	(242,348)	(122,380)	(565,919)	380,602

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at June 30, 2013 and December 31, 2012

9.	SHORT TERM LOAN

a) Short term loan – $1,600,000 USD Facility

On November 23, 2012, the Corporation entered into a secured $1,587,200 ($1,600,000 USD) loan at a rate of 24% per annum. Cash financing costs of $8,588 were incurred relating to the transaction. The loan will be repaid in equal monthly installments beginning July 23, 2013. As of March 31, 2013, the Corporation has accrued and paid $100,721 in interest in respect to the loan, which has been capitalized to mineral interest. On April 1, 2013, the loan was rolled into the US$8,601,000 gold forward loan (note 8).

b) Short term loan – $300,000 USD Facility

On December 4, 2012, the Corporation entered into an unsecured $297,330 ($300,000 USD) loan at a rate of 24% per annum. The loan will be repaid in equal monthly installments beginning April 4, 2013 with final payment due on June 4, 2013. The loan was amended for the installments to begin on February 1, 2014 with final payment due on April 1, 2014. As of June 30, 2013, the Corporation has accrued and paid $30,667 in interest in respect to the loan for the period, which has been capitalized to mineral interests.

c) Short term loan – $660,000 USD Facility

On January 4, 2013, the Corporation entered into a short term promissory note for $440,000 USD at a rate of 27.3% per annum. The note and respective interest was due to be repaid on March 4, 2013. On January 9, 2013, an additional $220,000 USD promissory note was signed with the same terms, with the exception of the repayment date of March 9, 2013. A commitment fee of $30,000 USD will be paid on the maturity of the promissory notes. The promissory notes were amended for the maturity dates to be extended to July 8, 2013 for both notes and the total commitment fee to be increased to $75,000 USD. The agreements were subsequently amended to extend the maturity dates to January 1, 2014. (refer to subsequent events). The commitment fees have been included in the value of the loan and as part of the financing costs. As of June 30, 2013, the Corporation has accrued and paid $92,752 in interest in respect to the loan, which has been capitalized to mineral interests.

d) Short term loan – $1,000,000 USD Facility

The Corporation received $1,000,000 USD in advance for an agreement reached on April 10, 2013. The Corporation entered into a short term agreement with an arm’s length lender for a $1,000,000 USD short term unsecured loan. The loan bears interest at 20% per annum before default and 40% after default. The loan has a repayment date of April 30, 2013. As of April 30, 2013 the loan was not repaid and now bears an interest of 40%. In connection with the loan, the Corporation has agreed to issue an aggregate of 1,000,000 warrants, each warrant exercisable to acquire one common share of the Corporation at $0.12 per share until May 23, 2015. As of June 30, 2013, the Corporation has accrued and paid $81,093 in interest in respect to the loan, which has been capitalized to mineral interests.

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at June 30, 2013 and December 31, 2012

9.	SHORT TERM LOAN (continued)

e) Short term loan - $3,135,000 USD Facility

During the six months ended June 30, 2013, the Corporation received unsecured loans from various lenders that are non- interest bearing and due on demand. Commitments fees totaling US$63,000 are due concurrently with the repayment of the principal amounts. The commitment fees have been included in the value of the loan and as part of the financing costs.

	June 30,	December 31,
	2013	2012
	$	$
Short term loan - $1,600,000 USD (note 9a)	-	1,587,200
Short term loan - $300,000 USD (note 9b)	315,540	297,330
Short term loan - $660,000 USD (note 9c)	773,073	-
Short term loan - $1,000,000 USD (note 9d)	1,072,836	-
Short term loan - $3,135,000 USD (note 9e)	3,342,620	-
Total short term loans	5,504,069	1,884,530

10.	SHARE CAPITAL

Authorized

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of Class A Preferred Shares without par value.

Issued and outstanding

As at June 30, 2013, the Corporation had 234,396,111 common shares issued and outstanding (December 31, 2012 – 231,887,919). No Class A Preferred Shares have been issued.

During the period ended June 30, 2013, the Corporation issued 2,508,192 shares for gross proceeds of $451,295 relating to the exercise of stock options (December 31, 2012 – 33,338,564 shares for gross proceeds of $6,832,958).

Options

The Corporation grants incentive stock options as permitted pursuant to the Corporation’s Stock Option Plan (the “Plan”) approved by the shareholders. The Plan has been structured to comply with the rules of the Toronto Stock Exchange (“TSX”). The aggregate number of common shares which may be subject to option at any one time may not exceed 10% of the issued common shares of the Corporation as of that date including options granted prior to the adoption of the Plan. All options may not be granted for a term exceeding 5 years, and the term will be reduced to one year following the date of death. If the Optionee ceases to be qualified to receive options from the Corporation those options shall immediately terminate. Stock options granted under this plan are subject to vesting terms based on the board of director’s discretion. Currently, all stock options issued and outstanding are vested completely at the date of issue.

As at June 30, 2013, the Corporation has stock options outstanding to acquire an aggregate of 5,980,852 common shares and are held by directors, officers, employees and consultants with a weighted average remaining contractual life of 2.62 years expiring between August 6, 2013 to September 2, 2016.

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at June 30, 2013 and December 31, 2012

10.	SHARE CAPITAL (continued)

	Number of	Weighted average
	Options	exercise price
		$
Balance, December 31, 2012	13,069,044	0.39
Exercised	2,508,192	0.18
Cancelled / Expired	4,580,000	0.50
Balance, June 30, 2013	5,980,852	0.39

The following table summarizes stock options outstanding and exercisable at June 30, 2013:

	Outstanding and Exercisable
		Weighted average
	Amount	remaining life
Exercise price	outstanding	(years)
$0.06 - $0.09	603,556	0.87
$0.37 - $0.39	4,027,296	2.69
$0.53	1,350,000	3.18
	5,980,852	2.62

Warrants

At June 30, 2013, the Corporation had 34,601,000 outstanding common share purchase warrants.

	Number of	Weighted average
	Warrants	exercise price
		$
Balance, December 31, 2012	31,794,500	0.35
Expired	793,500	0.61
Granted	3,600,000	0.18
Balance, June 30, 2013	34,601,000	0.32

The following table summarizes the warrants outstanding and exercisable at June 30, 2013:

	Outstanding and Exercisable
		Weighted average
		remaining life
Exercise price	Amount outstanding	(years)
$0.12	1,000,000	1.90
$0.20	2,600,000	1.85
$0.30	25,000,000	0.21
$0.50	6,001,000	1.21
	34,601,000	0.55

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at June 30, 2013 and December 31, 2012

11.	RELATED PARTY TRANSACTIONS

As part of the short term loans disclosed in Note 9e, US$300,000 was advanced by the President and CEO of the Corporation.

12.	FINANCIAL INSTRUMENTS AND MANAGEMENT OF CAPITAL

Capital Risk Management

The Corporation’s objectives of capital management are intended to safeguard the entity's ability to support the Corporation’s exploration and development of its mineral properties and support any expansion and operational plans.

The capital of the Corporation consists of the items included in shareholders’ equity and debt obligations net of cash and cash equivalents. The Corporation manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Corporation’s underlying assets.

To effectively manage the entity’s capital requirements, the Corporation has in place a planning and budgeting process to help determine the funds required to ensure the Corporation has the appropriate liquidity to meet its objectives. The Corporation may issue new shares or seek debt financing to ensure that there is sufficient working capital to meet its short - term business requirements. The Corporation is not subject to externally imposed capital requirements.

13.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	$	$	$	$
Non-cash investing and financing activities:
Purchase of mineral properties, plant and equipment included in accounts payable and accrued liabilities	653,614	274,739	653,614	274,739
Interest capitalized in mineral properties, plant and equipment	407,482	45,915	748,590	39,599
Depreciation capitalized in mineral properties, plant and equipment	237,630	175,913	544,667	337,753

14.	COMMITMENTS AND CONTINGENCIES

The Corporation is committed under lease agreements for the office premises in Reno in the amount of $ 53,000 USD per year until 2014.

The Corporation’s lease obligation to Patch Living on the Copperstone mineral property is disclosed in note 7.

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at June 30, 2013 and December 31, 2012

15.	SUBSEQUENT EVENTS

On July 31, 2013, the Corporation received a US$750,000 loan which is non-interest bearing and has a commitment fee of $15,000 due concurrently with the repayment of the principal amounts.

On July 8, 2013, the Corporation amended the maturity date of the $660,000 loan from July 8, 2013 to January 1, 2014.

On July 3, 2013, the Corporation entered into an earn-in agreement with Suparna Gold Corp. (TSXV: SUG) ("Suparna") in connection with the proposed mineral property acquisition and joint venture whereby Suparna may acquire up to a 60% interest in certain mining claims and property comprising the Southwest target at the Corporation's Copperstone gold mine.

In addition, the Corporation completed a private placement financing with Suparna of a secured convertible debenture (the "Debenture") for proceeds of $1,000,000. The Debenture is convertible into units (each, a "Unit") comprised of one common share in the capital of the Corporation and one-half of one common share purchase warrant. The Debenture is convertible into Units at a price of $0.06 per, and each whole warrant underlying the Units is exercisable to acquire an additional common share of the Corporation at a price of $0.10 per share. The warrants issued in connection therewith are exercisable for a period of 12 months from the date of issuance. The Debenture will bear interest at a rate of 12% per annum, calculated and payable monthly in cash, and will mature two years after its date of issue. The Corporation intends to use the net proceeds of the Offering to fund the continued ramp up of production at the Corporation's Copperstone Gold Mine in a timely manner and for general corporate purposes.

On August 6, 2013, 10,000 stock options with an exercise price of $0.07 per option expired.